Filed by Bancorp 34, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14a-6(b)
of the Securities Exchange Act of 1934
Subject Companies: CBOA Financial, Inc.

This filing relates to the proposed merger of CBOA Financial, Inc. (“CBOA”) with and into Bancorp 34, Inc. (the “Company”).

The Company issued a customer communication regarding the core systems conversion in connection with the proposed merger, and discussed the proposed merger. The following is an excerpt of the portions of the customer communication discussing the proposed merger.

Dear Valued Customer,

While the merger of Bank 34 and Commerce Bank of Arizona is not yet complete, we wanted to provide you with helpful and important information regarding your accounts provided the merger closes as expected. Specifically, we plan to convert our core systems shortly after the merger closes and this packet contains information for you regarding the systems conversion and your accounts.

Provided the merger closes, we look forward to welcoming you and your business. We are also excited to announce that following the merger, we will be known as Southwest Heritage Bank, reflecting our legacy of helping businesses grow throughout the southwest.

As Southwest Heritage Bank, or SWHB, we plan to provide an enhanced level of convenience and product offerings. We are excited to offer a full spectrum of business banking solutions to you using the same exceptional service our banking team is known for. Should the merger not close, there is nothing you will need to do.

FORWARD-LOOKING STATEMENTS - Certain statements herein that are not historical facts may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes,” “will,” “expects,” “project,” “may,” “could,” “developments,” “strategic,” “launching,” “opportunities,” “anticipates,” “estimates,” “intends,” “plans,” “targets” and similar expressions and in this customer communication include our expectations regarding the completion of the merger with CBOA. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors. Factors that could cause such differences to exist include, but are not limited to, the failure of either the Company’s or CBOA’s shareholders to approve the merger or the failure of other conditions to the merger, and general economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Forward-looking statements speak only as of the date they are made, and we assume no obligation to update any of these statements in light of new information, future events or otherwise unless required under federal securities laws.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between the Company and CBOA. In connection with the proposed merger, the Company has filed a registration statement on Form S-4 with the SEC to register the Company’s shares that will be issued to CBOA’s shareholders in connection with the merger. The registration statement includes a proxy statement of the Company and CBOA and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. INVESTORS AND SHAREHOLDERS OF THE COMPANY AND CBOA ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT REGARDING THE MERGER, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY OR CBOA WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CBOA AND THE MERGER.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the proxy statement/prospectus, as well as other documents filed with the SEC by the Company may be obtained at the SEC’s Internet site at http://www.sec.gov. The definitive proxy statement/prospectus has also been mailed to shareholders of the Company and CBOA.

PARTICIPANTS IN THE TRANSACTION

The Company and CBOA and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from the Company’s and CBOA’s shareholders in favor of the approval of the merger agreement. Information about the directors and officers of the Company and CBOA and their ownership of Company and CBOA common stock are contained in the registration statement and proxy statement/prospectus pertaining to the transaction. Free copies of this document may be obtained as described above.